UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 27, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 27, 2019, regarding cooperation agreements signed by Lifecell Ventures.

Istanbul, February 27, 2019

Announcement Regarding Cooperation Agreements Signed by Lifecell Ventures

Our subsidiary Lifecell Ventures Coöperatief U.A. (“Lifecell Digital”) signed cooperation agreements with ALBtelecom SH.a. (ALBtelecom) of Albania, CG Corp Global of Nepal and Digicel Group of Carribean following the existing agreement with Moldcell of Moldova within the scope of our international digital business which will allow the use of our digital services in total 39 countries. ALB Telecom, which operates in Albania with a population of 3 million, will initially start to offer Lifecell’s BiP and lifebox services to its customers, and then will expand its offerings to include fizy, Yaani, Dergilik (OKUDO) and copilot in accordance with the cooperation. Digicel Group operating in 31 countries in the Caribbean, Central America and the Pacific will integrate these services into the infrastructure of operators in its countries of operations. With the agreement signed, CG Corp Global, part of the CG Group, will launch Nepal’s first digital operator that will offer our digital services BiP, lifebox, fizy, TV+, Dergilik (OKUDO) and Fast Login to around 30 million potential customers.

Lifecell Digital’s business model is based on charging consultancy, brand and license fees in return for provision of digital service infrastructure and know-how to respective operators. Our digital services with proven success through our Group’s subsidiaries, will initiate a robust start to our global expansion with the announced agreements.

Attached you may find the related press releases on each cooperation.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 27, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 27, 2019	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer